November 12, 2007

Via EDGAR

Kevin C. Rupert

U.S. Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW

Washington, D.C.  20549

Re:

Request for Withdrawal of Notification Under Regulation E on Form 1-E Filed for EntreMetrix Corporation on October 1, 2007

File Numbers:  814-00719 and 095-00314

Dear Mr. Rupert:

EntreMetrix Corporation hereby requests, pursuant to Rule 477, that its Notification Under Regulation E on Form 1-E, and corresponding Offering Circular (the “Offering Documents”), filed with the Commission on October 1, 2007, be withdrawn.  The Company respectfully requests that this withdrawal take effect immediately or as soon hereafter as is practicable.

The Company is requesting to withdraw the Offering Documents due to the fact the Company has elected not to pursue the offering at this time.  No securities were sold by the Company under the offering represented in the Offering Documents.

If you have any questions regarding this withdrawal request, please contact Craig V. Butler of The Lebrecht Group, APLC at (949) 635-1240.

Thank you for your attention to this matter.

Sincerely,

EntreMetrix Corporation

/s/ Scott W. Absher

By:

Scott W. Absher

Its:

Chief Executive Officer